Exhibit (a)(5)(6)
(Stock Code: 8282)

Executive Directors:	Registered office:
Wang Lei Lei	P.O. Box 309GT
Jay Kenneth Chang	Ugland House
Peter Andrew Schloss	South Church Street
Feng Jue, Elaine	George Town
Fan Tai	Grand Cayman, Cayman Islands
British West Indies
Non-Executive Directors:
Frank John Sixt (Chairman)	Principal Place of business:
Tong Mei Kuen, Tommei (Vice Chairman)	8th Floor, Tower W3
Mak Soek Fun, Angela	Oriental Plaza
No.1 Dong Chang An Avenue
Independent Non-Executive Directors:	Dong Cheng District
Kwong Che Keung, Gordon	Beijing 100738
Ma Wei Hua	PRC
Lo Ka Shui
Alternate Director:
Chow Woo Mo Fong, Susan
(Alternate to Frank John Sixt)
30 April 2007
To the Shareholders and Optionholders
Dear Sir or Madam,
PROPOSED PRIVATISATION OF
TOM ONLINE INC. BY TOM GROUP LIMITED
BY WAY OF A SCHEME OF ARRANGEMENT
(UNDER SECTION 86 OF THE COMPANIES LAW
OF THE CAYMAN ISLANDS)
AT THE PRICE OF HK$1.52 PER SCHEME SHARE
(INCLUDING SCHEME SHARES UNDERLYING ADSs)
INTRODUCTION
      On 9 March 2007, TOM and TOM Online jointly announced that on 3 March 2007, a letter was sent by TOM to inform TOM Online that TOM was considering making a proposal to take TOM Online private by way of a scheme of arrangement under Section 86 of the Companies Law. On 9 March 2007, TOM requested the Board to put forward a proposal to the Scheme Shareholders regarding a privatisation of TOM Online by way of the Scheme involving the cancellation of all the Scheme Shares in exchange for HK$1.52 in cash for each Scheme Share, as a result of which it is intended that TOM Online will be approximately 90.002% held by TOM, approximately 4.999% held by Cranwood, Handel and Schumann
* For identification purposes only

collectively and approximately 4.999% held by Devine Gem (on the assumption that no Outstanding TOM Online Share Options are exercised). Goldman Sachs, on behalf of TOM, is also making the Option Proposal to the Optionholders to cancel all Outstanding TOM Online Share Options. The Option Proposal will be conditional on the Scheme becoming effective.
      The making of the Proposals by TOM was conditional on the Proposals and the transactions contemplated thereunder having been approved at an extraordinary general meeting of TOM. TOM has advised that on 25 April 2007, TOM held an extraordinary general meeting where the Proposals and the transactions contemplated thereunder were approved by a majority comprising 99.32% of the total number of votes cast at such meeting.
      TOM has appointed Goldman Sachs as its financial adviser in connection with the Proposals.
      The three independent non-executive Directors, Mr. Kwong Che Keung, Gordon, Mr. Ma Wei Hua and Dr. Lo Ka Shui, have been appointed as members of the Independent Board Committee to make recommendations to the Independent Shareholders and the Optionholders in respect of the Share Proposal and the Option Proposal, respectively. The Independent Board Committee has appointed ING to advise the Independent Board Committee in connection with the Proposals.
      The purpose of this Scheme Document is to provide you with further information regarding the Proposals and the expected timetable and to give you notices of the Court Meeting and the EGM (together with proxy forms in relation thereto). Your attention is also drawn to the letter from the Independent Board Committee set out in Part V of this Scheme Document, the letter from ING, being the independent financial adviser to the Independent Board Committee, set out in Part VI of this Scheme Document, the Explanatory Memorandum set out in Part VIII of this Scheme Document and the terms of the Scheme set out on pages 227 to 233 of this Scheme Document.
THE SCHEME
      It is proposed that, subject to the fulfilment or waiver (as applicable) of the conditions of the Share Proposal as described in the Explanatory Memorandum, the Share Proposal will be implemented by way of a scheme of arrangement under Section 86 of the Companies Law, pursuant to which the Scheme Shares will be cancelled and, in consideration thereof, each Scheme Shareholder whose name appears in the register of members of TOM Online at the Record Date will be entitled to receive HK$1.52 in cash for each Scheme Share held.
      The cancellation and extinguishment of the Scheme Shares will result in a reduction of the issued share capital of TOM Online. Accordingly, immediately following such cancellation and extinguishment of the Scheme Shares, the issued share capital of TOM Online will be increased to its former amount by the issue of the same number of Shares as is equal to the number of Scheme Shares cancelled, and the credit arising in TOM Online’s books of account as a result of the capital reduction will be applied in paying up in full at par the New Shares issued, credited as fully paid, to TOM or a subsidiary of TOM as TOM may direct.
      The Cancellation Price represents:

•	a premium of approximately 4.1% over the closing price of HK$1.460 per Share as quoted on GEM as at the Latest Practicable Date;

•	a premium of approximately 3.1% over the closing price of US$15.08 per ADS as quoted on NASDAQ as at the Latest Practicable Date;

•	a premium of approximately 33.3% over the closing price of HK$1.140 per Share as quoted on GEM as at the Last Pre-Announcement Trading Day;

•	a premium of approximately 33.9% over the closing price of US$11.620 per ADS as quoted on NASDAQ as at the Last Pre-Announcement Trading Day;

•	a premium of approximately 23.2% over the average closing price of approximately HK$1.234 per Share based on the daily closing prices as quoted on GEM over the 5 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 28.6% over the average closing price of approximately US$12.098 per ADS based on the daily closing prices as quoted on NASDAQ over the 5 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 20.5% over the average closing price of approximately HK$1.261 per Share based on the daily closing prices as quoted on GEM over the 10 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 24.2% over the average closing price of approximately US$12.524 per ADS based on the daily closing prices as quoted on NASDAQ over the 10 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 13.0% over the average closing price of approximately HK$1.345 per Share based on the daily closing prices as quoted on GEM over the 30 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 14.6% over the average closing price of approximately US$13.578 per ADS based on the daily closing prices as quoted on NASDAQ over the 30 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 5.7% over the average closing price of approximately HK$1.439 per Share based on the daily closing prices as quoted on GEM over the 60 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 7.5% over the average closing price of approximately US$14.466 per ADS based on the daily closing prices as quoted on NASDAQ over the 60 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 11.3% over the average closing price of approximately HK$1.365 per Share based on the daily closing prices as quoted on GEM over the 180 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 11.8% over the average closing price of approximately US$13.916 per ADS based on the daily closing prices as quoted on NASDAQ over the 180 trading days up to and including the Last Pre-Announcement Trading Day;

•	a premium of approximately 117.1% to the audited consolidated net asset value per Share of approximately HK$0.7001 as at 31 December 2006; and

•	a premium of approximately 117.1% to the audited consolidated net asset value per ADS of approximately US$7.1641 as at 31 December 2006.

      Each ADS represents 80 Scheme Shares and, accordingly, upon the Scheme becoming effective, holders of ADSs will, for each ADS, receive 80 times the Cancellation Price of HK$1.52 in cash, being HK$121.60 for each ADS, which at the Exchange Rate represents US$15.554 in cash, such sum to be paid to holders of ADSs under the ADS Deposit Agreement upon surrender of the ADSs (net of permitted fees, expenses and withholding taxes, if any).
      As at the Latest Practicable Date, there were 4,259,654,528 Shares in issue and the Scheme Shareholders were interested in 1,033,766,075 Shares, representing approximately 24.269% of the issued share capital of TOM Online. At the Cancellation Price, the Share Proposal values the entire issued share capital of TOM Online at approximately HK$6,475 million.
      Under the Scheme, the total consideration payable for the Scheme Shares will be payable by TOM. The amount of cash required in order to effect the Proposals is approximately HK$1,571 million, assuming that no Outstanding TOM Online Share Options are exercised before the Record Date and none of the holders of Outstanding TOM Online Share Options which have not been vested as at the Record Date accept the Option Proposal, and approximately HK$1,778 million assuming that all the Outstanding TOM Online Share Options that were vested as at the Record Date could be validly exercised and are exercised before the Record Date and all holders of Outstanding TOM Online Share Options which have not been vested as at the Record Date accept the Option Proposal.
      The consideration payable under the Scheme will be financed out of borrowings from financial institutions. On 25 April 2007, TOM, DBS Bank Ltd., Hong Kong Branch (“DBS”) and The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) entered into a facility agreement (the “Facility Agreement”) pursuant to which each of DBS and HSBC will make available to TOM a US$115 million loan facility to finance up to US$230 million for the payment for the Share Proposal and the Option Proposal. The loans under the Facility Agreement will bear interest, at the aggregate of (1) a rate equal to London Interbank Offered Rate (in the case of a US dollar drawdown), or Hong Kong Interbank Offered Rate (in the case of a Hong Kong dollar drawdown), per annum; and (2) 1.00% per annum. In addition, TOM will pay a commitment fee in the amount of 0.25% per annum on the unutilised limit, payable quarterly in arrears. The maturity date for the loan facility is 12 months from the date of signing of the Facility Agreement. The Facility Agreement contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, sales of assets and mergers and consolidations. The Facility Agreement also contains undertakings by TOM, including, among other things, procuring that there is no substantial change to the general nature of the business of TOM or its major subsidiaries, save where such change would not have a material adverse effect on TOM and its major subsidiaries taken as a whole, and the maintenance of the listing status of TOM.
      Goldman Sachs, the financial adviser to TOM in connection with the Proposals, is satisfied that sufficient financial resources are available to TOM for the full implementation of the Proposals and the payment of the Cancellation Price and the Option Proposal Price in cash.
CONDITIONS OF THE SHARE PROPOSAL AND THE SCHEME
      The Share Proposal is subject to, and the Scheme will become effective and binding on TOM Online and all Scheme Shareholders subject to, the fulfilment or waiver (as applicable) of the following conditions:

(a)	the approval of the Scheme (by way of poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three- fourths in value of the Scheme Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b)	the passing of a special resolution by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the EGM to approve and give effect to (i) the reduction of the share capital of TOM Online by cancelling and extinguishing the Scheme Shares; (ii) the immediate increase of the issued share capital of TOM Online to the amount prior to the cancellation of the Scheme Shares and (iii) the application of the credit arising as a result of the aforesaid cancellation of the Scheme Shares in paying up in full the issue to TOM (or a subsidiary of TOM as TOM may direct) of such number of new Shares as is equal to the number of Scheme Shares cancelled as a result of the Scheme;

(c)	the undertaking by each of TOM, Cranwood, Handel, Schumann, Devine Gem, Romefield, Easterhouse and Mr. Wang Lei Lei (if he becomes a Shareholder) to the Grand Court that each of them respectively will be bound by the Scheme;

(d)	the Grand Court’s sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of TOM Online, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(e)	compliance, to the extent necessary, with the procedural requirements and conditions, if any, under Sections 15 and 16 of the Companies Law in relation to the reduction of the issued share capital of TOM Online;

(f)	all Authorisations in connection with the Share Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands, Hong Kong, the United States and any other relevant jurisdictions;

(g)	all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Share Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(h)	all necessary consents which are required under any existing contractual obligations of TOM Online having been obtained; and

(i)	if required, the obtaining by TOM of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties, and which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

      TOM reserves the right to waive conditions (c), (f), (g), (h) and (i) either in whole or in part in respect of any particular matter. Conditions (a), (b), (d) and (e) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31 December 2007 (or such other date as TOM and TOM Online may agree and, to the extent applicable, as the Grand Court may allow and as may be permitted by the Takeovers Code), otherwise the Share Proposal will lapse. TOM Online has no right to waive any of the conditions.
      Assuming that the above conditions are fulfilled (or, as applicable, waived in whole or in part), it is expected that the Scheme will become effective on or before 31 December 2007. Further press announcements and announcements published on the GEM website will be made giving details of the results of the Court Meeting and EGM and, if all the resolutions are passed at those meetings, the last day for dealing in Shares, the Record Date, the result of the hearing of the petition for the sanction of the Scheme by the Grand Court, the Effective Date and the date of withdrawal of the listing of the Shares on GEM and of the listing of the ADSs on NASDAQ.
      If the Share Proposal lapses, press announcements as well as an announcement published on the GEM website will be made by TOM and TOM Online, and in such event TOM has no intention to immediately seek the withdrawal of the listing of the Shares on GEM and the listing of the ADSs on NASDAQ.
      Payment of the Cancellation Price will be effected by cheques and implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right which TOM may have or claim to have against any holder of the Scheme Shares. Assuming that the Scheme becomes effective on 27 June 2007 (Cayman Islands time), cheques for cash payments under the Scheme are expected to be despatched to the Scheme Shareholders on or before 6 July 2007 but in any event within 10 days of the Scheme becoming effective.

THE OPTION PROPOSAL
      As at the Latest Practicable Date, there were 181,046,223 outstanding Options granted under the TOM Online Pre-IPO Share Option Plan, of which 160,582,000 outstanding Options were held by existing directors of TOM Online and the remaining were held by employees of TOM Online (including ex-employees and a past director of TOM Online), and there were 18,000,000 outstanding Options granted under the TOM Online Share Option Scheme which were held by a director of TOM Online. As at the Latest Practicable Date, Mr. Wang Lei Lei, a non-executive director of TOM and an executive director of TOM Online, held 139,264,000 outstanding Options granted under the TOM Online Pre-IPO Share Option Plan (of which 89,764,000 outstanding Options had been vested as at the Latest Practicable Date) and is presumed to be a party acting in concert with TOM in relation to the Share Proposal under the Takeovers Code.
      In accordance with the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme, holders of the Outstanding TOM Online Share Options are entitled to exercise their vested Options in full or in part at any time from the date of despatch of the notice of the Court Meeting until the earlier of (i) the date two months thereafter; and (ii) the date on which the Scheme is sanctioned by the Grand Court, but any such exercise of an Option shall be conditional upon the Scheme being sanctioned by the Grand Court and becoming effective. Outstanding TOM Online Share Options which are not exercised or exercisable in accordance with the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme, will lapse upon the Scheme becoming effective.
      As a result of certain conditions which are to be fulfilled before some of the Options may be exercised under the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme (as the case may be), on the basis of the current expected timetable as contained in this Scheme Document, it is expected that some of the Options will not in practice be exercisable during the period before the Effective Date, as detailed in the Option Proposal Letters.
      Each of Mr. Wang Lei Lei, Mr. Jay Kenneth Chang and Mr. Peter Andrew Schloss has undertaken to TOM Online that he will not exercise his Options before the Effective Date unless and until the Share Proposal lapses.
      If the Scheme does not become effective, all unexercised Outstanding TOM Online Share Options will remain unaffected and will be exercisable during their relevant exercise periods pursuant to the terms of the TOM Online Pre-IPO Share Option Plan and the TOM Online Share Option Scheme.
      The Option Proposal, which is conditional on the Share Proposal becoming effective and binding, will be made by Goldman Sachs, on behalf of TOM, to the Optionholders on the terms and subject to the conditions contained in this Scheme Document and the Option Proposal Letters.
      Any Outstanding TOM Online Share Options to the extent not exercised on or prior to the Record Date will lapse upon the Scheme becoming effective.
      Each holder of vested Outstanding TOM Online Share Options as at the Record Date who accepts the Option Proposal and lodges a completed Option Form of Acceptance by the prescribed deadline will be entitled to receive an Option Proposal Price as follows if the Option Proposal becomes unconditional:-

Option Proposal Price for
Exercise price of Outstanding TOM Online Share Options	each vested Option

HK$1.50	HK $0.02
HK$1.204	HK $0.316
      The Option Proposal Price above represents the “see-through” price of that vested Outstanding TOM Online Share Option, being the amount by which the Cancellation Price exceeds the exercise price of that Outstanding TOM Online Share Option. Each holder of Outstanding TOM Online Share Options, and who has Outstanding TOM Online Share Options that are vested and unexercised as at the Record

Date, may elect whether to accept the Option Proposal. In the event that any Outstanding TOM Online Share Options have not been vested as at the Latest Practicable Date but will be vested on or before the Record Date, these Outstanding TOM Online Share Options will be treated as vested Outstanding TOM Online Share Options for the purpose of the Option Proposal, and the relevant Optionholders will be entitled to receive the Option Proposal Price in accordance with the relevant exercise price of Outstanding TOM Online Share Options that are vested as at the Record Date as set out in the table above if they accept the Option Proposal and the Option Proposal becomes effective.
      Each holder of unvested Outstanding TOM Online Share Options as at the Record Date who accepts the Option Proposal and lodges a completed Option Form of Acceptance by the prescribed deadline will be entitled to receive an Option Proposal Price as follows if the Option Proposal becomes unconditional:-

	Option Proposal Price for
Exercise price of Outstanding TOM Online Share Options	each unvested Option

HK$1.50	HK$	0.01
HK$1.204	HK$	0.01
      As at the Latest Practicable Date, there were 199,046,223 Outstanding TOM Online Share Options, of which 67,800,000 Outstanding TOM Online Share Options are not vested and not exercisable. The Option Proposal Price in respect of the unvested Outstanding TOM Online Share Options is at a nominal sum of HK$0.01 because the relevant Options are unvested and not exercisable and will, without the Option Proposal, lapse upon the Scheme becoming effective. Each holder of unvested Outstanding TOM Online Share Options as at the Record Date may elect whether to accept the Option Proposal.
      All payments in respect of the Option Proposal Price will be made in HK dollars. Settlement of the Option Proposal Price to which the Optionholders are entitled under the Option Proposal will be implemented in full in accordance with the terms of the Option Proposal, without regard to any lien, right of set-off, counterclaim or other analogous right to which TOM may otherwise be, or claim to be, entitled against any such Optionholder.
REASONS FOR THE PROPOSALS AND BENEFIT TO SCHEME SHAREHOLDERS
      Scheme Shareholders and Optionholders are urged to read carefully “Part VII — US Special Factors — 2. Purposes, Reasons for, and Benefits of the Proposals” of this Scheme Document.
INFORMATION ON TOM ONLINE AND TOM
      Your attention is drawn to “Part VIII — Explanatory Memorandum — 10. Information on the Companies” of this Scheme Document. Your attention is also drawn to the financial information of the TOM Online Group set out in Appendix I to this Scheme Document.
INTENTION OF TOM WITH REGARD TO TOM ONLINE
      Your attention is drawn to “Part VIII — Explanatory Memorandum — 11. Intentions of TOM with regard to TOM Online” of this Scheme Document.
OVERSEAS SHAREHOLDERS AND OPTIONHOLDERS OF TOM ONLINE
      Your attention is drawn to the section headed “Part VIII — Explanatory Memorandum — 16. Overseas Shareholders and Optionholders of TOM Online” of this Scheme Document.
INFORMATION FOR ADS HOLDERS
      Your attention is drawn to “Part VIII — Explanatory Memorandum — 17. Information for ADS Holders” of this Scheme Document.

COURT MEETING AND EGM
      In accordance with the directions of the Grand Court, the Court Meeting will be held on 8 June 2007 for the purpose of considering and, if thought fit, passing the appropriate resolution to approve the Scheme (with or without modifications). The Scheme will be subject to the approval by the Independent Shareholders at the Court Meeting (without counting the votes of those Scheme Shareholders not being Independent Shareholders) in the manner referred to in “Part VIII — Explanatory Memorandum — 3. Conditions of the Share Proposal and the Scheme” of this Scheme Document.
      As at the Latest Practicable Date, TOM was interested in 2,800,000,000 Shares, representing approximately 65.733% of the issued share capital of TOM Online. The Shares in which TOM is interested will not form part of the Scheme Shares and will not be cancelled upon the Scheme becoming effective. In addition, as at the Latest Practicable Date, Cranwood held 203,984,001 Shares directly and, through non wholly-owned subsidiaries (Handel and Schumann), 8,974,117 Shares, representing approximately 4.7887% and approximately 0.2107% respectively of the issued share capital of TOM Online, and Devine Gem held 212,930,335 Shares, representing approximately 4.999% of the issued share capital of TOM Online. Cranwood, Handel, Schumann and Devine Gem are controlled by Ms. Chau Hoi Shuen. Cranwood, Handel, Schumann and Devine Gem are all presumed to be parties acting in concert with TOM in relation to the Share Proposal under the Takeovers Code. All the Shares in which Cranwood, Handel and Schumann collectively and Devine Gem are respectively interested will not form part of the Scheme Shares and will not be cancelled upon the Scheme becoming effective. None of TOM, Cranwood, Handel, Schumann and Devine Gem will vote at the Court Meeting or be entitled to receive the Cancellation Price. Upon the Scheme becoming effective, TOM will remain interested in 3,833,766,075 Shares, Cranwood, Handel and Schumann collectively will remain interested in 212,958,118 Shares and Devine Gem will remain interested in 212,930,335 Shares, representing approximately 90.002%, 4.999% and 4.999% of the issued share capital of TOM Online respectively, on the assumption that no Outstanding TOM Online Share Options are exercised.
      As at the Latest Practicable Date, Romefield was interested in 4,763,411 Shares and Easterhouse was interested in 9,526,833 Shares. Romefield, an indirect wholly-owned subsidiary of CKH, and Easterhouse, an indirect wholly-owned subsidiary of HWL, are also presumed to be parties acting in concert with TOM in relation to the Share Proposal under the Takeovers Code.
      Each of Romefield, Easterhouse and Mr. Wang Lei Lei (if he becomes a Shareholder) will abstain from voting on the Scheme at the Court Meeting to approve and give effect to the Scheme, but the Shares held by them will form part of the Scheme Shares.
      Each of TOM, Romefield, Easterhouse, Mr. Wang Lei Lei, Cranwood, Handel, Schumann and Devine Gem has also undertaken to the Grand Court that each of them will be bound by the Scheme, so as to ensure that they will be subject to the terms and conditions of the Scheme.
      The EGM will be held on 8 June 2007, immediately following the Court Meeting, for the purpose of considering and, if thought fit, passing a special resolution to approve and give effect to the reduction of the issued share capital of TOM Online by cancelling and extinguishing the Scheme Shares and applying the credit arising in TOM Online’s books of accounts as a result of the aforesaid reduction of capital in paying up in full and issuing to TOM (or a subsidiary of TOM as TOM may direct) such number of new Shares being equal to the number of Scheme Shares cancelled. The special resolution will be passed provided that it is approved by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting, in person or by proxy, at the EGM. All Shareholders will be entitled to attend and vote on such special resolution at the EGM. TOM, Cranwood, Handel, Schumann and Devine Gem have indicated that if the Scheme is approved at the Court Meeting, they will vote in favour of such special resolution at the EGM.
      Notice of the Court Meeting is set out on pages 234 to 235 of this Scheme Document. The Court Meeting will be held on 8 June 2007 at the time specified in the notice of the Court Meeting at the

Conference Room, Regus Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. A pink form of proxy for the Court Meeting is enclosed with this Scheme Document.
      A copy of the notice of the EGM is set out on pages 236 to 237 of this Scheme Document. The EGM will be held at 3:30 p.m. (or as soon thereafter as the Court Meeting convened for the same day and place shall have been concluded or adjourned) on 8 June 2007 at the Conference Room, Regus Conference Centre, 35th Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong. A white form of proxy for the EGM is enclosed with this Scheme Document.
ACTION TO BE TAKEN
      Your attention is drawn to “Part VIII — Explanatory Memorandum — 21. Action to be Taken” of this Scheme Document.
RECOMMENDATION
      Your attention is drawn to the recommendation of the Independent Board Committee in respect of the Share Proposal and the Option Proposal as set out in the letter from the Independent Board Committee set out in Part V of this Scheme Document.
SHARE CERTIFICATES, DEALINGS, LISTING, REGISTRATION AND PAYMENT
      Your attention is drawn to “Part VIII — Explanatory Memorandum — 14. Share certificates, dealings and listing” and “Part VIII — Explanatory Memorandum — 15. Registration and payment” of this Scheme Document.
TAXATION AND INDEPENDENT ADVICE
      Your attention is drawn to “Part VIII — Explanatory Memorandum — 18. Taxation” and “Part VII — US Special Factors — 4.8 US Federal Income Tax Consequences” of this Scheme Document.
      It is emphasised that none of TOM, TOM Online, Goldman Sachs or any of their respective directors or associates or any other person involved in the Scheme and the Proposals accept responsibility for any tax or other effects on, or liabilities of, any person or persons as a result of the implementation or otherwise of the Scheme and the Proposals.
FURTHER INFORMATION
      You are urged to read carefully the letters from the Independent Board Committee and from ING, the independent financial adviser to the Independent Board Committee, as set out in Parts V and VI of this Scheme Document respectively, the Explanatory Memorandum as set out in Part VIII of this Scheme Document, the Appendices to this Scheme Document, the Scheme as set out on pages 227 to 233 of this Scheme Document, the notice of the Court Meeting as set out on pages 234 to 235 of this Scheme Document and the notice of the EGM as set out on pages 236 to 237 of this Scheme Document. In addition, a pink form of proxy for the Court Meeting and a white form of proxy for the EGM are enclosed with this Scheme Document.

Yours faithfully,
For and on behalf of the Board
Peter Andrew Schloss
Executive Director